December 6, 2004

Dear DeVry Shareholder:

     On November 23, 2004, your Board of Directors adopted a Shareholder Rights Plan. The plan was unanimously supported by the Company’s independent directors, who constitute a majority of the Company’s Board of Directors. This letter reviews the Board’s reasons for its adoption and attaches the “Summary of Rights Plan” which provides more detailed information.

     We have adopted the Shareholder Rights Plan in order to strengthen the ability of the Board of Directors to protect your interests. Its primary purpose is to ensure that all shareholders of the Company receive fair treatment in the event of an unsolicited offer to acquire control of the Company. A large number of public companies have adopted similar plans in the last several years.

     The Shareholder Rights Plan is designed to protect you in the event of (i) an unsolicited offer to acquire the Company, including an offer that does not treat all shareholders equally, (ii) the acquisition in the open market of shares constituting control of the Company without offering fair value to all shareholders, and (iii) other coercive takeover tactics which could impair the ability of the Board of Directors to represent shareholder interests fully.

     DeVry has received an oral inquiry about the possibility of a business combination with the Company on unspecified terms. In addition, DeVry believes that the current market price of its stock is low compared to the value of the Company. The DeVry board believes that the plan will help to protect shareholders against abusive takeover tactics.

     While the Company’s share price has been depressed recently, the Company has implemented plans to improve its recruitment of full-time campus based students and to return to its previous level of financial return. This shareholder rights plan allows the outcome of these operational and managerial changes to be determined without short-term pressure to respond to inadequate proposals.

     The Shareholder Rights Plan is not intended to prevent a sale of the Company. It will, however, encourage any potential acquiror to negotiate the manner and terms of any proposed acquisition with the Board of Directors.

     The Board of Directors believes the Plan’s adoption and the issuance of Rights thereunder will enhance the ability of management to operate the business of the Company successfully and to achieve the Company’s long-range goals.

     The Rights do not become exercisable, and no separate certificates for the Rights will be issued, except in the special circumstances described in the attached “Summary of Rights Plan.” Instead, the Rights will be traded automatically when you buy or sell shares of DeVry common stock. Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. Issuance of the Rights has no dilutive effect, will not affect the Company’s reported earnings per share and is not taxable to the Company or you.

     In adopting the Shareholder Rights Plan, we are reaffirming our confidence in the future of DeVry and our determination that all shareholders be given the opportunity to participate fully in that future.

Sincerely,

Ronald L. Taylor
Chief Executive Officer

Enclosures